UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

LyondellBasell Industries N.V.

(Name of Issuer)

Ordinary shares, par value €0.04 per share

(Title of Class of Securities)

N53745100

(CUSIP Number)

Alejandro Moreno

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI International Chemicals S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,398,115 shares
	8	SHARED VOTING POWER 36,545,251 shares
	9	SOLE DISPOSITIVE POWER 48,398,115 shares
	10	SHARED DISPOSITIVE POWER 36,545,251 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,943,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 18.04%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 470,834,115 ordinary shares issued and outstanding as of June 2, 2015, as provided by the Issuer.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 84,943,366 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 84,943,366 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,943,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 18.04%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	All percentages are based on an aggregate of 470,834,115 ordinary shares issued and outstanding as of June 2, 2015, as provided by the Issuer.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI Investments Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 84,943,366 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 84,943,366 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,943,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 18.04%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 470,834,115 ordinary shares issued and outstanding as of June 2, 2015, as provided by the Issuer.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI SMS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 84,943,366 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 84,943,366 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,943,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 18.04%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	All percentages are based on an aggregate of 470,834,115 ordinary shares issued and outstanding as of June 2, 2015, as provided by the Issuer.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI SMS GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 84,943,366 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 84,943,366 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,943,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 18.04%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 470,834,115 ordinary shares issued and outstanding as of June 2, 2015, as provided by the Issuer.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 84,943,366 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 84,943,366 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,943,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 18.04%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 470,834,115 ordinary shares issued and outstanding as of June 2, 2015, as provided by the Issuer.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 84,943,366 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 84,943,366 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,943,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 18.04%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 470,834,115 ordinary shares issued and outstanding as of June 2, 2015, as provided by the Issuer.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 84,943,366 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 84,943,366 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,943,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 18.04%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 470,834,115 ordinary shares issued and outstanding as of June 2, 2015, as provided by the Issuer.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Altep 2010 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 283,720 shares
	8	SHARED VOTING POWER 84,659,646 shares
	9	SOLE DISPOSITIVE POWER 283,720 shares
	10	SHARED DISPOSITIVE POWER 84,659,646 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,943,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 18.04%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	All percentages are based on an aggregate of 470,834,115 ordinary shares issued and outstanding as of June 2, 2015, as provided by the Issuer.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Altep 2011 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 176,904 shares
	8	SHARED VOTING POWER 84,766,462 shares
	9	SOLE DISPOSITIVE POWER 176,904 shares
	10	SHARED DISPOSITIVE POWER 84,766,462 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,943,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 18.04%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	All percentages are based on an aggregate of 470,834,115 ordinary shares issued and outstanding as of June 2, 2015, as provided by the Issuer.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI Altep Holdings, Inc. (formerly known as Access Industries, Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 545,251 shares
	8	SHARED VOTING POWER 84,398,115 shares
	9	SOLE DISPOSITIVE POWER 545,251 shares
	10	SHARED DISPOSITIVE POWER 84,398,115 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,943,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 18.04%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	All percentages are based on an aggregate of 470,834,115 ordinary shares issued and outstanding as of June 2, 2015, as provided by the Issuer.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries Investment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 84,943,366 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 84,943,366 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,943,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 18.04%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 470,834,115 ordinary shares issued and outstanding as of June 2, 2015, as provided by the Issuer.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI European Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 84,943,366 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 84,943,366 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,943,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 18.04%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	All percentages are based on an aggregate of 470,834,115 ordinary shares issued and outstanding as of June 2, 2015, as provided by the Issuer.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI European Holdings GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 84,943,366 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 84,943,366 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,943,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 18.04%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 470,834,115 ordinary shares issued and outstanding as of June 2, 2015, as provided by the Issuer.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI European Holdings S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,000,000 shares
	8	SHARED VOTING POWER 68,943,366 shares
	9	SOLE DISPOSITIVE POWER 16,000,000 shares
	10	SHARED DISPOSITIVE POWER 68,943,366 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,943,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 18.04%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 470,834,115 ordinary shares issued and outstanding as of June 2, 2015, as provided by the Issuer.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI Petroleum Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 84,943,366 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 84,943,366 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,943,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 18.04%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 470,834,115 ordinary shares issued and outstanding as of June 2, 2015, as provided by the Issuer.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AIPH Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000,000 shares
	8	SHARED VOTING POWER 64,943,366 shares
	9	SOLE DISPOSITIVE POWER 20,000,000 shares
	10	SHARED DISPOSITIVE POWER 64,943,366 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,943,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 18.04%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 470,834,115 ordinary shares issued and outstanding as of June 2, 2015, as provided by the Issuer.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Altep 2014 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 84,627 shares
	8	SHARED VOTING POWER 84,858,739 shares
	9	SOLE DISPOSITIVE POWER 84,627 shares
	10	SHARED DISPOSITIVE POWER 84,858,739 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,943,366 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 18.04%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	All percentages are based on an aggregate of 470,834,115 ordinary shares issued and outstanding as of June 2, 2015, as provided by the Issuer.

Amendment No. 6 to Schedule 13D

This amendment to Schedule 13D is being filed by AI International Chemicals S.à r.l. (“AIIC”), Len Blavatnik, AI Investments Holdings LLC (“AIIH”), AI SMS L.P., AI SMS GP Limited, Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC, Altep 2010 L.P. (“Altep 2010”), Altep 2011 L.P. (“Altep 2011”), AI Altep Holdings, Inc. (formerly known as Access Industries, Inc.), Access Industries Investment Holdings LLC, AI European Holdings L.P., AI European Holdings GP Limited, AI European Holdings S.à r.l. (“AIEH”), AI Petroleum Holdings LLC (“AIPH”), AIPH Holdings LLC and Altep 2014 L.P. (“Altep 2014”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”).

The Schedule 13D (the “Schedule”) filed with the Securities and Exchange Commission on January 10, 2011, as amended and supplemented by Amendment No. 1, filed February 23, 2011, Amendment No. 2, filed on February 16, 2012, Amendment No. 3, filed on December 17, 2012, Amendment No. 4, filed on August 5, 2013 and Amendment No. 5, filed on December 31, 2014, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 6. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 2	Identity and Background

The disclosure in Item 2 is amended to change the name of Access Industries, Inc. under “Name” to AI Altep Holdings, Inc. and to change the address of the principal/business offices of AIIC, AI European Holdings L.P., AI European Holdings GP Limited and AI European Holdings S.à r.l. to 33, rue du Puits Romain, L-8070 Bertrange, Luxembourg.

Item 4	Purpose of Transaction

The disclosure in Item 4 is hereby amended to add the following to the end thereof:

Pursuant to the terms of the Nomination Agreement (described in Item 6), because AIIC and its affiliates together hold 18% or more of the outstanding ordinary shares of the Issuer, the Issuer is required to use its reasonable best efforts to ensure that at least three nominees of AIIC are appointed to the supervisory board in accordance with the terms of the Issuer’s Articles of Association and, so long as AIIC remains entitled to nominate three members to the supervisory board, at least one member of the Issuer’s supervisory board nominated by AIIC will be entitled to serve on each committee of the supervisory board (to the extent not prohibited by law or by any then applicable stock exchange rules or listing requirements). Effective June 8, 2015, the supervisory board of the Issuer appointed Lincoln Benet, Chief Executive Officer of Access Industries, Inc., to the supervisory board as AIIC’s third nominee. Prior to Mr. Benet’s appointment, two of the Issuer’s existing supervisory board members, Stephen F. Cooper and Robin Buchanan, were nominated by AIIC pursuant to the Nomination Agreement.

Item 5	Interest in Securities of the Issuer

The disclosure in Items 5(a) and 5(b) is hereby amended and restated in its entirety to read as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of ordinary shares (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of ordinary shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

AIIC holds 48,398,115 ordinary shares directly. Each of AI Investments Holdings LLC, Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own the 48,398,115 ordinary shares to be held directly by AIIC. AI Investments Holdings LLC holds a majority of the outstanding voting interests in AIIC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIIC. Access Industries Holdings LLC holds a majority of the outstanding voting interests in AI Investments Holdings LLC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIIC and AI Investments Holdings LLC. Access Industries, LLC holds a majority of the outstanding voting interests in Access Industries Holdings LLC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIIC, AI Investments Holdings LLC and Access Industries Holdings LLC. Access Industries Management, LLC controls Access Industries, LLC, Access Industries Holdings LLC and AI Investments Holdings LLC and, as a result, may be deemed to share voting and investment power over the shares beneficially owned by AIIC, AI Investments Holdings LLC, Access Industries Holdings LLC, and Access Industries, LLC. Mr. Blavatnik controls Access Industries Management, LLC and a majority of the outstanding voting interests in Access Industries, LLC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIIC, AI Investments Holdings LLC, Access Industries Holdings LLC, Access Industries, LLC, and Access Industries Management, LLC. Because of their relationships with the other Reporting Persons, Altep 2010, Altep 2011, Altep 2014, AI Altep Holdings, Inc., AIPH Holdings LLC, AIEH, AI European Holdings L.P., AI European Holdings GP Limited, Access Industries Investment Holdings LLC, AIPH, AI SMS L.P. and AI SMS GP Limited may be deemed to share investment and voting power over the ordinary shares beneficially owned by AIIC, AI Investments Holdings LLC, Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, and Mr. Blavatnik. Each of AI Investments Holdings LLC, AIPH Holdings LLC, Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, Altep 2010, Altep 2011, Altep 2014, AI Altep Holdings, Inc., AIEH, AI European Holdings L.P., AI European Holdings GP Limited, Access Industries Investment Holdings LLC, AI SMS L.P., AI SMS GP Limited, AIPH, and Len Blavatnik, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AIIC, disclaims beneficial ownership of the shares held by AIIC.

AIPH Holdings LLC holds 20,000,000 ordinary shares directly. Each of Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own the 20,000,000 ordinary shares held directly by AIPH Holdings LLC. Access Industries Holdings LLC holds a majority of the outstanding voting interests in AIPH Holdings LLC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIPH Holdings LLC. Access Industries, LLC holds a majority of the outstanding voting interests in Access Industries Holdings LLC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by Access Industries Holdings LLC and AIPH Holdings LLC. Access Industries Management, LLC controls Access Industries, LLC, Access Industries Holdings LLC and AIPH Holdings LLC and, as a result, may be deemed to share voting and investment power over the shares beneficially owned by AIPH Holdings LLC, Access Industries Holdings LLC, and Access Industries, LLC. Mr. Blavatnik controls Access Industries Management, LLC and a majority of the outstanding voting interests in Access Industries, LLC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIPH Holdings LLC, Access Industries Holdings LLC, Access Industries, LLC, and Access Industries Management, LLC. Because of their relationships with the other Reporting Persons, Altep 2010, Altep 2011, Altep 2014, AI Altep Holdings, Inc., AIIC, AI Investments Holdings LLC, AIEH, AI European Holdings L.P., AI European Holdings GP Limited, Access Industries Investment Holdings LLC, AIPH, AI SMS L.P. and AI SMS GP Limited may be deemed to share investment and voting power over the ordinary shares beneficially owned by AIPH Holdings LLC, Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, and Mr. Blavatnik. Each of AI Investments Holdings LLC, AIIC, AI Investments Holdings LLC, Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, Altep 2010, Altep 2011, Altep 2014, AI Altep Holdings, Inc., AIEH, AI European Holdings L.P., AI European Holdings GP Limited, Access Industries Investment Holdings LLC, AI SMS L.P., AI SMS GP Limited, AIPH, and Len Blavatnik, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AIPH Holdings LLC, disclaims beneficial ownership of the shares held directly by AIPH Holdings LLC.

AIEH holds 16,000,000 ordinary shares directly. Each of Access Industries Investment Holdings LLC, AI European Holdings L.P., AI European Holdings GP Limited, AI SMS L.P., AI SMS GP Limited, Access Industries Holdings LLC, Access Industries, LLC, AIPH, Access Industries Management, LLC, and Len Blavatnik may be deemed to beneficially own the 16,000,000 ordinary shares held directly by AIEH. AI European Holdings L.P. controls AIEH and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIEH. AI European Holdings GP Limited is the general partner of AI European Holdings L.P. and, as such, may be deemed to share voting and investment power over the ordinary shares deemed beneficially owned by AIEH and AI European Holdings L.P. Access Industries Investment Holdings LLC controls AI European Holdings GP Limited and, as such, may be deemed to share voting and investment power over the ordinary shares deemed beneficially owned by AIEH, AI European Holdings L.P. and AI European Holdings GP Limited. AI SMS L.P. is the sole member of Access Industries Investment Holdings LLC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIEH, AI European Holdings L.P., AI European Holdings GP Limited and Access Industries Investment Holdings LLC. AI SMS GP Limited is the general partner of AI SMS L.P. and, as such, may be deemed to share voting and investment power over the ordinary shares deemed beneficially owned by AIEH, AI European Holdings L.P., AI European Holdings GP Limited, Access Industries Investment Holdings LLC and AI SMS L.P. AIPH owns a majority of the equity of AI SMS L.P. and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIEH, AI European Holdings L.P., AI European Holdings GP Limited, Access Industries Investment Holdings LLC and AI SMS L.P. Access Industries Holdings LLC holds a majority of the outstanding voting interests in AIPH and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIEH, AI European Holdings L.P., AI European Holdings GP Limited, Access Industries Investment Holdings LLC, AI SMS L.P. and AIPH. Access Industries, LLC controls AI SMS GP Limited and holds a majority of the outstanding voting interests in Access Industries Holdings LLC and, as a result, may be deemed to share voting and investment power over the shares beneficially owned by AIEH, AI European Holdings LP, AI European Holdings GP Limited, Access Industries Investment Holdings LLC, AI SMS L.P., AI SMS GP Limited, AIPH and Access Industries Holdings LLC. Access Industries Management, LLC controls Access Industries, LLC, Access Industries Holdings LLC and AI Investments Holdings LLC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIEH, AI European Holdings LP, AI European Holdings GP Limited, Access Industries Investment Holdings LLC, AI SMS L.P., AI SMS GP Limited, AIPH, Access Industries Holdings LLC and Access Industries, LLC. Mr. Blavatnik controls Access Industries Management, LLC and a majority of the voting interests in Access Industries, LLC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIEH, AI European Holdings LP, AI European Holdings GP Limited, Access Industries Investment Holdings LLC, AI SMS L.P., AI SMS GP Limited, AIPH, Access Industries Holdings LLC, Access Industries, LLC and Access Industries Management, LLC. Because of their relationships with the other Reporting Persons, Altep 2010, Altep 2011, Altep 2014, AIPH Holdings LLC and AI Altep Holdings, Inc. may be deemed to share investment and voting power over the ordinary shares beneficially owned by AIEH, AI European Holdings LP, AI European Holdings GP Limited, Access Industries Investment Holdings LLC, AI SMS L.P., AI SMS GP Limited, AIPH, Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC and Mr. Blavatnik. Each of AIIC, AI Investments Holdings LLC, AI European Holdings LP, AI European Holdings GP Limited, Access Industries Investment Holdings LLC, AI SMS L.P., AI SMS GP Limited, AIPH, AIPH Holdings LLC, Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, Altep 2010, Altep 2011, Altep 2014, AI Altep Holdings, Inc., and Len Blavatnik, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AIEH, disclaims beneficial ownership of the shares held by AIEH.

Altep 2010 holds 283,720 ordinary shares directly. Each of AI Altep Holdings, Inc. and Len Blavatnik may be deemed to beneficially own the 283,720 ordinary shares held directly by Altep 2010. AI Altep Holdings, Inc. is the general partner of Altep 2010 and, as a result, may be deemed to share voting and investment control over the shares owned directly by Altep 2010. Mr. Blavatnik controls AI Altep Holdings, Inc. and, as a result, may be deemed to share voting and investment power over the 283,720 ordinary shares held by Altep 2010. Because of their relationships with the other Reporting Persons, each of AIIC, AI Investments Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, Altep 2011, Altep 2014, Access Industries Investment Holdings LLC, AIEH, AI European Holdings GP Limited, AI European Holdings L.P., AIPH, and AIPH Holdings LLC may be deemed to share investment and voting power over the ordinary shares beneficially owned by Altep 2010, AI Altep Holdings, Inc., and Mr. Blavatnik. Each of AIIC, AI Investments Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, AI Altep Holdings, Inc., Access Industries Investment Holdings LLC, AIEH, AI European Holdings GP Limited, AI European Holdings L.P., AIPH, AIPH Holdings LLC, Altep 2011, Altep 2014 and Mr. Blavatnik, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than Altep 2010, disclaims beneficial ownership of the shares held by Altep 2010.

Altep 2011 holds 176,904 ordinary shares directly. Each of AI Altep Holdings, Inc. and Len Blavatnik may be deemed to beneficially own the 176,904 ordinary shares held directly by Altep 2011. AI Altep Holdings, Inc. is the general partner of Altep 2011 and, as a result, may be deemed to share voting and investment control over the shares owned directly by Altep 2011. Mr. Blavatnik controls AI Altep Holdings, Inc. and, as a result, may be deemed to share voting and investment power over the 176,904 ordinary shares held by Altep 2011. Because of their relationships with the other Reporting Persons, each of AIIC, AI Investments Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, Altep 2010, Altep 2014, Access Industries Investment Holdings LLC, AIEH, AI European Holdings GP Limited, AI European Holdings L.P., AIPH and AIPH Holdings LLC may be deemed to share investment and voting power over the ordinary shares beneficially owned by Altep 2011, AI Altep Holdings, Inc., and Mr. Blavatnik. Each of AIIC, AI Investments Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, AI Altep Holdings, Inc., Access Industries Investment Holdings LLC, AIEH, AI European Holdings GP Limited, AI European Holdings L.P., AIPH, AIPH Holdings LLC, Altep 2010, Altep 2014 and Mr. Blavatnik, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than Altep 2011, disclaims beneficial ownership of the shares held by Altep 2011.

Altep 2014 holds 84,627 ordinary shares directly. Each of AI Altep Holdings, Inc. and Len Blavatnik may be deemed to beneficially own the 84,627 ordinary shares to be held directly by Altep 2014. AI Altep Holdings, Inc. is the general partner of Altep 2014 and, as a result, may be deemed to share voting and investment control over the shares owned directly by Altep 2014. Mr. Blavatnik controls AI Altep Holdings, Inc. and, as a result, may be deemed to share voting and investment power over the shares held by Altep 2014. Because of their relationships with the other Reporting Persons, each of AIIC, AI Investments Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, Altep 2010, Altep 2011, Access Industries Investment Holdings LLC, AIEH, AI European Holdings GP Limited, AI European Holdings L.P., AIPH and AIPH Holdings LLC may be deemed to share investment and voting power over the ordinary shares beneficially owned by Altep 2014, AI Altep Holdings, Inc., and Mr. Blavatnik. Each of AIIC, AI Investments Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, AI Altep Holdings, Inc., Access Industries Investment Holdings LLC, AIEH, AI European Holdings GP Limited, AI European Holdings L.P., AIPH, AIPH Holdings LLC, Altep 2010, Altep 2011 and Mr. Blavatnik, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than Altep 2014, disclaims beneficial ownership of the shares held by Altep 2014.

The disclosure in Item 5(c) is hereby supplemented by adding the following at the end thereof:

(c) The following transactions in the Issuer’s securities have been effected by Reporting Persons within the 60 days prior to this filing:

On June 2, 2015, AIIC, Altep 2010, Altep 2011, Altep 2012 and Altep 2014 sold 782,884, 2,631, 1,641 and 785 ordinary shares, respectively, at a weighted average price of $102.2939 per share1 and 121,275, 408, 254 and 122 ordinary shares, respectively, at a weighted average price of $102.9375 per share2 in open market transactions.

On June 3, 2015, AIIC, Altep 2010, Altep 2011, Altep 2012 and Altep 2014 sold 606,211, 2,038, 1,271 and 608 ordinary shares, respectively, at a weighted average price of $103.2415 per share3 and 228,396, 768, 479 and 229 ordinary shares, respectively, at a weighted average price of $103.8572 per share4 in open market transactions. On such date AIIC, Altep 2010, Altep 2011, Altep 2012 and Altep 2014, also sold 2,235,557, 7,515, 4,686 and 2,242 ordinary shares, respectively, at $101.83 per share in a block trade.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended to add the following to the end of the Section thereof entitled “Nomination Agreement”:

AIIC and the Issuer have entered into an Amended and Restated Nomination Agreement (the “Amendment”), dated March 10, 2015. The Amendment amends and restates the Nomination Agreement, dated April 30, 2010, entered into between the Issuer and AIIC (the “Original Agreement”), a copy of which was filed as Exhibit 99.3 to AIIC’s original Schedule 13D.

The Amendment was entered into to clarify the share ownership AIIC and its affiliates must have to allow it to nominate individuals to the Issuer’s Supervisory Board. The Original Agreement stated that AIIC had the right to nominate one individual to the Supervisory Board as long as it owned five percent (5%) or more of the Issuer’s issued share capital; two individuals as long as it owned twelve percent (12%) or more of issued share capital; and three individuals as long as it owned eighteen percent (18%) or more of issued share capital. The Amendment clarifies that the percentage of shares owned by AIIC in determining its nomination rights is based on AIIC’s percentage of the Issuer’s voting shares and therefore uses the term “outstanding shares” rather than “issued share capital,” which could include shares held by the Issuer in treasury in addition to shares outstanding.

The foregoing is a summary of the material terms of the Amendment. Reference should be made to the full text of the Original Agreement and the Amendment, which is filed herewith as Exhibit 99.3.1, which are incorporated by reference herein, for a complete understanding of its terms.

Item 7	Materials to Be Filed as Exhibits

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit 99.1.7	Joint Filing Agreement, dated as of June 9, 2015.

Exhibit 99.3.1	Amended and Restated Nomination Agreement, dated March 10, 2015, between AI International Chemicals S.à r.l. and LyondellBasell Industries N.V., incorporated by reference to Exhibit 10.1 to LyondellBasell Industries N.V.’s Current Report on Form 8-K, filed on March 16, 2015.

[1]	These shares were sold in multiple transactions at prices ranging from $101.6100 to $102.6075, inclusive. The reporting persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.
[2]	These shares were sold in multiple transactions at prices ranging from $102.6100 to $103.3250, inclusive. The reporting persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.
[3]	These shares were sold in multiple transactions at prices ranging from $102.7200 to $103.7100, inclusive. The reporting persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.
[4]	These shares were sold in multiple transactions at prices ranging from $103.7200 to $104.3300, inclusive. The reporting persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2015

AI INTERNATIONAL CHEMICALS S.À R.L.

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Class A Manager

LEN BLAVATNIK

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Attorney-in-Fact

AI INVESTMENTS HOLDINGS LLC

By:	Access Industries Management, LLC, its manager

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

AI SMS L.P.

By:	AI SMS GP Limited, its general partner
By:	Belvaux Management Limited, its director

By:	/s/ RONAN J.E. KUCZAJ
Name:	Ronan J.E. Kuczaj
Title:	Director

AI SMS GP LIMITED

By:	Belvaux Management Limited, its director

By:	/s/ RONAN J.E. KUCZAJ
Name:	Ronan J.E. Kuczaj
Title:	Director

ACCESS INDUSTRIES HOLDINGS LLC

By:	Access Industries Management, LLC, its manager

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

ACCESS INDUSTRIES, LLC

By:	Access Industries Management, LLC, its manager

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

ALTEP 2010 L.P.

By:	AI Altep Holdings, Inc., its general partner

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

ALTEP 2011 L.P.

By:	AI Altep Holdings, Inc., its general partner

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

AI ALTEP HOLDINGS, INC. (formerly known as ACCESS INDUSTRIES, INC.)

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

ACCESS INDUSTRIES INVESTMENT HOLDINGS LLC

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Manager

AI EUROPEAN HOLDINGS L.P.

By:	AI European Holdings GP Limited, its general partner
By:	Hudson Administration S.A., its director

By:	/s/ DAWN E. SHAND
Name:	Dawn E. Shand
Title:	Director

AI EUROPEAN HOLDINGS GP LIMITED

By:	Hudson Administration S.A., its director

By:	/s/ DAWN E. SHAND
Name:	Dawn E. Shand
Title:	Director

AI EUROPEAN HOLDINGS S.À R.L.

By:	Access Industries Management, LLC, its Class A Manager

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

By:	/s/ DAWN E. SHAND
Name:	Dawn E. Shand
Title:	Class B Manager

AI PETROLEUM HOLDINGS LLC

By:	Access Industries Management, LLC, its manager

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

AIPH HOLDINGS LLC

By:	Access Industries Management, LLC, its manager

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

ALTEP 2014 L.P.

By:	AI Altep Holdings, Inc., its general partner

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President